

OFFERING MEMORANDUM

facilitated by



BELOVED'S BAKERY AND CAFE LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	BELOVED'S BAKERY AND CAFE LLC
State of Organization	NV
Date of Formation	06/08/2023
Entity Type	Limited Liability Company
Street Address	299 E Plumb Ln, Reno NV, 89502
Website Address	belovedsbread.com

(B) Directors and Officers of the Company

Key Person	Zachary Condron
Position with the Company Title First Year	 Owner 2023
Other business experience (last three years)	Owner/Operator (Beloved's Bread, October 2019 - Current) - Founder and Lead Baker of Sourdough Bakery Owner/Operator (The Pizza Collective, July 2017- April 2020) - Founder and Operator of Organic Woodfired Sourdough Pizzeria

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Zachary Condron	100%

(D) The Company's Business and Business Plan

Our Story

It started out with two magical seasons as farm hands at Prema Farm, a regenerative, no-till farm 25 minutes from downtown Reno. Where under the sun, with our hands in the dirt, and many full days of sweat and sore bodies, we learned with the land what it takes to grow food slowly, the richness of sharing food you are connected to and know it's origins, and the otherworldly flavor, medicinal, and connected quality of food that is grown under your very feet, fresh from the field, and that you get to share face to face with a consistent community week after week.

In our second season, an inspiration dawned, and alongside the vegetables, flowers, herbs, and fruits of the farm, we popped up a table and began selling around 50 country loaves and baguettes.

Quicker than we could imagine, in that first season selling alongside our friends, we grew to selling over 200 loaves at our market, beginning to diversify our offerings to a variety of breads all freshly baked in the midnight hours in a leased kitchen. We quickly outgrew sharing a market booth with our friends, and with such consistent and loving support from our community week after week, Beloved's Bread was born.

Our beginnings were only possible due to the generosity of those around us, from our farm friends to the kitchen who let us use their bakery equipment in the wee hours of the morning for nearly nothing, and to our community who showed up week after week to eagerly buy their weekly bread, choosing us as their bakers and letting us become a part of their families tables.

What's next?

For three years, Beloved's Bread has been serving four robust farmers markets within our local foodshed, all of which are heavily trafficked. Our bakery's products are seen by upwards of 5,000 people a week during peak season with an average return rate of between 50-75% in our year round market. Our customers have slowly grown into our friends week after week, year after year, sharing quick stories and celebrations, hugs, gifts, and more.

Not only has our farmers markets grown tremendously, but our wholesale accounts also continue to expand. We are so honored to be partnering with some of Reno's most talented chefs in bringing better bread to people's tables. Our new location will allow us to continue to deepen our relationships with more chefs throughout Reno and hopefully inspire growth to the culture of bread within our community.

With this new store, we will be able to serve our community all week long in a beautiful, spacious, and accessible space. Serving up the organic, artisanal sourdough breads, and pastry that are well-known and loved, with an expansion of an amazing breakfast and lunch menu centered around seasonal, organic, and quality foods. Highlighting the place we love for the people we love.

We invite you to be a part of this purposeful, connected, and simple contribution to our community. With your support, Beloved's Bakery & Cafe will be a space for all to enjoy the wonder of bread and the nourishment of local, farm-forward food.

Join Us

We invite you to be a part of this purposeful, connected, and simple contribution to our community. With your support, Beloved's Bakery & Cafe will be a space for all to enjoy the wonder of bread and the nourishment of local, farm-forward food.

Our Menu Inspiration for the Restaurant

Our pastries and dine in options are inspired by the seasons and our partnerships with local purveyors. Our time at the farmers markets and working on the farm have established many relationships with ranchers and farmers and we will be showcasing this through our meat and veggies on the menu.

The New Space

Reno Public Market - Our prime location is at the recently opened and buzzing Reno Public Market. It's location in Reno is very central, highly accessible with lots of parking, great traffic flow and a lot of community support. All along with a tremendous investment by the building owners for the beautiful build outs and renovations. Filled with almost entirely local vendors and lots of spirit, one part of the Reno Public Market has recently opened and has blown the already high expectations of the space out of the water. We could not be more excited about how well the Market is already doing and are giddy at the thought of jumping into such a well received and hyped location.

The Crew

We have a dedicated group of bakers and chefs that have spent most of their working lives in kitchens. We all have been working together for years prior to this project and the synergy and family feel in the bakery is tangible. The common thread of a love for food and amplifying the earth's gifts through creating foods to feed the community and heart is alive and felt.

The Opportunity

Our new location will be a one stop shop for high-quality, farm forward breakfast and lunch along with organic pastry and sourdough breads coming fresh out of the oven all day long.

Our Vision

We aim to create a space where our communities and families can come together and closer through the act of breaking bread and pastry. As a bridge between organic grain farmers and food lovers, we aim to increase the amount of organic, regenerative, and ethically produced and consumed food.

What We Do

We source organically, transparently, and regionally. We craft slowly fermented breads with old world techniques and a heart full of remembrance of the farmers and streams tending and feeding the crops and the families being fed by our food. Our sit down menu is seasonally inspired and chef driven with approachability and creativity dancing together. A commitment to excellence is the foundation!

Success Factors

- Our bread and pastry program is already established through the 3 years of R&D at our various farmers markets and wholesale customers. Our product line and production is refined, efficient and profitable with the business turning a profit since year 1.
- Much of the baking equipment is already purchased, paid off, and functional due to the years of baking for the farmers markets. The largest financial obligations of building a bakery are behind us.
- We already have revenue streams, customer retention, and brand recognition! So much of the work has already been done and this next step of growth is the natural one.
- Our wholesale accounts are just getting started. From large casino accounts to small mom and pop shops our wholesale accounts can keep our labor highly utilized during slower parts of the week.

The Team

Zach Condron, Lead Baker and Director of Operations

A magician in the bakery and lover at heart. Absolutely obsessed with bread, quality, and craft, no stoned is left unturned in the bakery without Zach's hands, eyes, or mind. Dedicated to the team and inspired to have a familial workplace with professional quality at every turn, the bakery's heartbeat is because of his efforts. In another life Zach walked the CPA route and his knack for numbers and attention to detail is a blessing in the bakery. A 5th generation Nevadan, our head baker and business leader has found his purpose in giving back to his families long standing home as one of the community's bakers.

Marco Dobrescu, Exec Chef and Lead Pastry

A confident leader and a big dreamer, Marco is our menu maestro and lead pastry chef, he brings forward creativity, intention, and flair, serving the community food that is well looked after - organically grown, close to home, and prepared with skill. With a background in kitchens across the United States including his own project Uncle Buddies where he served up tantalizing southern creations we are so honored and lucky to have his palette and dreams being woven into the bakery.

Kayla Alexander, Momma Bear

Bringing the big mother energy to the bakery, the subtlety and beauty of her heart flows through her hands and into huge pots of food. It feels like all the mothers before her have been whispering to her since she first set foot in the kitchen. Most at home over the stove with a huge pot and wooden ladle, she has been the backbone of any ready to eat food that thousands of our customers have celebrated for the past years. With an innate connection to the seasons and nourishment of home cooked food her gifts and spirit will continue to propel the success of Beloveds. Each market, customers come back through the farmers market line again for another empanada or sandwich after eating one of her creations - compliments to the chef! Her contributions to the Cafe will be continuing the home style feel to our menus and directing the marketing so that the heart of the bakery is felt and understood.

Bobby Enzenberger, Sous Chef

Masterful, skilled and attentive Bobby's background as a surgical tech and line cook have contributed to his tremendous ability to flow in the bakery and kitchen in any circumstance. Calm under pressure, always stoked and full of vitality, his contributions keep things moving along at a bright pace with improvements happening each bake and service. The crossroads of skill, calmness and positivity are hard to find in kitchens. When he said yes to being a big part of the bakery the value and quality instantly leveled up. Truly an all-star friend and worker!

Anthony Patti, Pastry and Service Maestro

Eager, creative and talented, Tony's years in Italian and French kitchens show through his off the cuff menu inspirations and wicked skills on the line. With experience in all parts of food service, Anthony will be masterfully orchestrating smooth service, impeccably executed plates and quality nourishment.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	December 8, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Buildout	$46,625	$115,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.7%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$68,500	2.0%
$87,000	2.6%
$105,500	3.2%
$124,000	3.7%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Zachary Condron	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Beloved's Bakery and Cafe was established in June 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$707,200	$994,500	$1,281,000	$1,569,000	$1,856,000
Cost of Goods Sold	$189,671	$266,724	$343,563	$420,804	$497,777
Gross Profit	$517,529	$727,776	$937,437	$1,148,196	$1,358,223
EXPENSES					
Rent	$161,406	$196,705	$213,298	$231,766	$248,383
Direct Operating Costs	$22,348	$22,906	$23,478	$24,064	$24,665
Marketing and Advertising	$18,670	$19,136	$19,614	$20,104	$20,606
General & Administrative	$35,855	$36,751	$37,669	$38,610	$39,575
Repairs & Maintenance	$1,909	$1,956	$2,004	$2,054	$2,105
Operating Profit	$277,341	$450,322	$641,374	$831,598	$1,022,889

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V